EXHIBIT 4.7
AMENDMENT NO. 2 TO RIGHTS AGREEMENT
     This Second Amendment (this “Amendment”) to that certain Rights Agreement dated as of October 25, 2006 between the parties, as amended by a First Amendment as of March 13, 2008 (the “Rights Agreement”), is entered into as of December 31, 2009 between Energy Focus, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (the “Rights Agent”). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Rights Agreement.
     WHEREAS, Section 27 of the Rights Agreement provides that, prior to the Distribution Date, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights or Rights Certificates in order to change or supplement any provision of the Agreement in a manner which the Company may deem necessary or desirable;
     WHEREAS, on the date of this Amendment, the Distribution Date has not occurred;
     WHEREAS, the Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 27 of the Rights Agreement; and
     WHEREAS, the Board of Directors of the Company, pursuant to Section 27 of the Rights Agreement, has resolved to amend the Rights Agreement to allow The Quercus Trust, and Persons who are Beneficial Owners through the Trust, to have a beneficial ownership percentage of up to thirty percent (30%);
     NOW THEREFORE, in consideration of the mutual agreement below, the parties agree as follows.
1. Amendments. The Rights Agreement is amended as follows:
     1.1. Section 1(a) is amended and restated in its entirety to read as follows:
“(a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of fifteen percent (15%) (except that such percentage shall be thirty percent (30%) for The Quercus Trust and Persons who or which are Beneficial Owners through the Trust (Quercus, together with such Persons, the “Quercus Owners”)) or more of the shares of Common Stock then outstanding or who was such a Beneficial Owner at any time on or after the date hereof, whether or not such Person continues to be the Beneficial Owner of fifteen percent (15%) (or in the case of the Quercus Owners, thirty percent (30%)) or more of the outstanding shares of Common Stock. Notwithstanding the foregoing:
(i) in no event shall a Person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of less than fifteen percent

(15%) (or in the case of the Quercus Owners, thirty percent (30%)) of the outstanding shares of Common Stock become an Acquiring Person solely as a result of a reduction of the number of shares of outstanding Common Stock, including repurchases of outstanding shares of Common Stock by the Company, which reduction increases the percentage of outstanding shares of Common Stock Beneficially Owned (as such term is hereinafter defined) by such Person; provided, however, that any subsequent increase in the amount of Common Stock Beneficially Owned by such Person, together with all Affiliates and Associates of such Person, without the prior written approval of the Board shall cause such Person to be an Acquiring Person (unless, measured at such time, such Person would not be an Acquiring Person);
     (ii) the term Acquiring Person shall not mean: (A) the Company; (B) any Subsidiary(as such term is hereinafter defined) of the Company; (C) any employee benefit plan of the Company or any of its Subsidiaries; (D) any entity holding securities of the Company organized, appointed or established by the Company or any of its Subsidiaries for or pursuant to the terms of any such plan; or (E) any underwriter acting in good faith in a firm commitment underwriting of an offering of the Company’s securities pursuant to arrangements with the Company that have been approved by the Board (however, the exception provided by this clause (E) shall no longer be available in the event that any such underwriter is otherwise an Acquiring Person on or after the date which is forty (40) days after the date of initial acquisition of the Company’s securities by such underwriter in connection with such offering); and
     (iii) no Person shall be deemed to be an Acquiring Person if: (A)(1) any Schedule 13D under the Exchange Act (as hereinafter defined), or any comparable or successor report, filed (or required to be filed) by such Person does not (or would not) state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 (or any comparable or successor Item) of such Schedule 13D (other than the disposition of Common Stock), (2) either (x) within two (2) Business Days of being requested by the Company to advise the Company regarding the same, such Person certifies in writing to the Company that such Person acquired Beneficial Ownership of fifteen percent (15%) (or in the case of the Quercus Owners, thirty percent (30%)) or more of the outstanding shares of Common Stock inadvertently or without knowledge of the terms of the Rights, or (y) the Board determines in good faith that such Person has become an Acquiring Person inadvertently, (3) such Person divests as promptly as practicable (as determined in good faith by the Board) a sufficient number of securities so that such Person would not be deemed to be an Acquiring Person pursuant to the first sentence of this Section 1(a), (or such other provisions of this Section 1(a) as may be applicable) and (4) promptly following such Person’s divestiture of such securities, such Person certifies to the Board that such Person would no longer be deemed an Acquiring Person as defined pursuant to the first sentence of this Section 1(a) (or such other provisions of this Section 1(a) as may be applicable); or (B) by reason of such Person’s Beneficial Ownership of fifteen percent

(15%) (or in the case of the Quercus Owners, thirty percent (30%)) or more of the outstanding shares of Common Stock on the date hereof if prior to the Record Date such Person notifies the Board that such Person is no longer the Beneficial Owner of fifteen percent (15%) (or in the case of the Quercus Owners, thirty percent (30%)) or more of the then outstanding shares of Common Stock.”
     1.2. The second full paragraph of Exhibit C, entitled “Summary of Rights”, is amended and restated in its entirety to read as follows:
     “Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earliest of the following: (i) a public announcement that a person, entity or group of affiliated or associated persons and/or entities (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) (or, in the case of the Quercus Owners, thirty percent (30%)) or more of the outstanding shares of Common Stock (other than (A) as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, (B) the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary, and (C) certain other instances set forth in the Rights Agreement); or (ii) ten (10) business days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons and/or entities becoming an Acquiring Person (unless such tender offer or exchange offer is a Permitted Offer (defined below)).”
2. Miscellaneous.
     2.1. No Further Amendments. Except as specifically amended by this Second Amendment, the Rights Agreement shall remain unmodified and in full force and effect, and the Rights Agreement is hereby ratified and affirmed in all respects.
     2.2. Governing Law. This Second Amendment shall be governed by and construed in accordance with the State of Delaware; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

     2.3. Counterparts. This Second Amendment may be executed in any number of counterparts and each of those counterparts shall for all purposes be deemed to be an original, and all of those counterparts shall together constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first written above.

ENERGY FOCUS, INC
By:	/s/ Joseph G. Kaveski
Joseph G. Kaveski
Chief Executive Officer

MELLON INVESTOR SERVICES LLC
By:	/s/ Sandra L. Moore
Sandra L. Moore
Vice President

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